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Watch List Report for LBUBS02C7
As of 02/11/2003
S4	S55	S61	S57	S58	L7	L8	L11	L56/L93	L70/L97
Prospectus Loan ID	Property Name	Property Type	City	State	Ending Scheduled Loan Balance	Paid Thru Date	Maturity Date	Preceding Fiscal Yr DSCR NOI/NCF	Most Recent DSCR NOI/NCF	Trigger Codes	Comment/Action to be taken

	Total:	0			0

Watch List Criteria:
6	Loans at least 30+ days delinquent
8	Stated Maturity Date occurring in the next sixty days
9	Delinquent in respect of its real estate taxes
10	Outstanding Advances exist
11	Specially Serviced Mortgage Loan in the past 90 days
12	Any lease relating to more than 25% of the related Mortgaged Property has expired, been terminated, is in default or will expire within the next three months.
13	Monthly Payment three or more times delinquent in the preceding twelve months.
14	Material deferred maintenance at the related Mortgaged Property.
19	Mortgage Loans as to which any required inspection of the related Mortgaged Property conducted by the Master Servicer indicates a problem that the Master Servicer determines can reasonably be expected to materially adversely affect the cash flow generated by such Mortgaged Property
20	Mortgage Loans which have come to the Master Servicer's attention in the performance of its duties under this Agreement (without any expansion of such duties by reason hereof) that (A) any tenant occupying 25% or more of the space in the related Mortgaged Property has vacated (without being replaced by a comparable tenant and lease) or been the subject of bankruptcy or similar proceedings or (B) relate to a borrower or an affiliate that is the subject of a bankruptcy or similar proceeding
68	Debt Service Coverage Ratio less than 1.05
69	Debt Service Coverage Ratio has decreased 10% in last 12 months

Last Updated on 07/31/03
By KChristensen